UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CAPSTAR FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

14070T102

(CUSIP Number)

Gaylon M. Lawrence, Jr.

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

With a copy to:

Patrick A. Scruggs

1201 Demonbreun St., Suite 1460

Nashville, TN 37203

615-257-7081

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070T102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Gaylon M. Lawrence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,675 shares of common stock
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,156,675 shares of common stock
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,675 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The percentage ownership of Gaylon M. Lawrence, Jr. (the “Reporting Person”) specified herein is calculated based on 21,936,406 shares of common stock, par value $1.00 per share (“Common Stock”), of CapStar Financial Holdings, Inc. (the “Issuer”), estimated to be outstanding following the completion of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 23, 2020 (the “FCB Merger Agreement”), by and between the Issuer and FCB Corporation, and that certain Plan of Bank Merger, dated as of January 23, 2020 (the “BOW Merger Agreement”), by and among the Issuer, CapStar Bank and The Bank of Waynesboro, which is based upon (i) 2,969,418 shares of Common Stock estimated to be issued by the Issuer pursuant to the terms of the FCB Merger Agreement as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (“SEC”) on July 1, 2020, plus (ii) 664,800 shares of Common Stock estimated to be issued by the Issuer pursuant to the terms of the BOW Merger Agreement as reported by the Issuer in its Form 8-K filed with the SEC on July 1, 2020, plus (iii) 18,302,188 shares of Common Stock reported outstanding as of June 30, 2020 by the Issuer in its Form 8-K filed with the SEC on July 23, 2020.

CUSIP No. 14070T102	13D	Page 3 of 5 Pages

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Statement on Schedule 13D filed by the Reporting Person with the SEC on November 20, 2019 (“Amendment No. 9”), which amended and supplemented earlier filings on March 5, 2019 (“Amendment No. 8”), February 7, 2019 (“Amendment No. 7”), November 9, 2018 (“Amendment No. 6”), February 8, 2018 (“Amendment No. 5”), October 17, 2017 (“Amendment No. 4”), October 4, 2017 (“Amendment No. 3”), September 13, 2017 (“Amendment No. 2”), August 25, 2017 (“Amendment No. 1”) and August 11, 2017 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, the “Schedule 13D”) with respect to the shares of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 10 amends Items 4, 5(a), 6 and 7 as set forth below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 23, 2020, the Reporting Person entered into a Settlement Agreement (the “Settlement Agreement”) with the Issuer. Pursuant to the Settlement Agreement, among other matters, the Issuer agreed to file a joint stipulation, dismissing without prejudice the case captioned CapStar Financial Holdings, Inc. v. Gaylon M. Lawrence and The Lawrence Group, Case No. 3:17-cv-01421, in the United States District Court for the Middle District of Tennessee.

Pursuant to the Settlement Agreement, the Reporting Person, the Issuer’s Chairman and/or Chief Executive Officer (and no other participants, other than additional senior management of the Issuer that the Issuer may invite, at its discretion) will participate in quarterly, substantive meetings (at least two of which, per fiscal year, will be attended by the Issuer’s Chairman) to discuss the short-term and long-term results of the Issuer and the business objectives of the Reporting Person, of the Issuer’s management, and of the Issuer’s Board of Directors (the “Board”). The Settlement Agreement also provides that the Reporting Person and the Board will meet, at least semi-annually, with the purpose of the Reporting Person providing the Board with the benefit of his business experience and views as well as to build trust and a long-term mutually beneficial relationship.

The Reporting Person has agreed to vote all securities of the Issuer owned or controlled by him or certain affiliated parties consistent with the recommendation of the Board on any referendum, shareholder vote, or other exercise of voting power with respect to the Issuer.

The Settlement Agreement provides that the Reporting Person and certain affiliated parties may increase their holdings of securities of the Issuer from his existing 5.3% up to a maximum aggregate holding that shall not exceed 9.9% ownership of the Issuer’s securities. The Reporting Person and certain affiliated parties may dispose of the Issuer’s securities only through open market sales, without the express prior written approval of the Board.

The Reporting Person has agreed, without the approval of the Board, during the term of the Settlement Agreement, that he and certain affiliated parties will not take any action to control or attempt to obtain control of the Issuer, including, but not limited to certain enumerated actions set forth in the Settlement Agreement, including among others: (i) filing an Interagency Notice of Change of Control; (ii) granting, soliciting or participating in the solicitation of proxies; (iii) forming a group; (iv) presenting shareholder proposals, seeking removal of a Board member, proposing nominees to the Board or seeking representation on the Board, or requesting special shareholder meetings; (v) making a request for a shareholder list or other books and records; (vi) effecting, participating, assisting, facilitating, offering or proposing certain fundamental transactions, including but not limited to tender offers or exchange offers, mergers, acquisitions, share exchanges or other business combinations, recapitalizations, restructurings, liquidations, dissolutions or other extraordinary transactions; or (vii) engaging in any short sale of or holding a short position. The Settlement Agreement also contains mutual non-disparagement provisions.

CUSIP No. 14070T102	13D	Page 4 of 5 Pages

The initial term of the Settlement Agreement is 21 months. At any point after 21 months, the parties shall each have the option to give notice of an intent to terminate the Settlement Agreement. If either party provides notice of intent to terminate, the parties shall have 90 days from the date from which notice was given in which they shall meet, in person, at least twice to discuss the terms and conditions of any continuation of the Settlement Agreement. The Settlement Agreement shall remain fully in effect during such 90-day notice period. Either party may terminate the Settlement Agreement effective upon conclusion of the 90-day notice period by providing a notice of termination prior to the end of the 90-day notice period. If neither party terminates the Agreement, it shall remain in effect for 60 months after July 23, 2020.

The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit I hereto and incorporated herein by reference.

On July 23, 2020, the Reporting Person and the Issuer issued a joint press release (the “Press Release”) announcing that the Reporting Person and the Issuer have entered into the Settlement Agreement. A copy of the Press Release is attached hereto as Exhibit J.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the filing date of this Amendment No. 10, the Reporting Person is the beneficial owner and has sole voting and dispositive power over 1,156,675 shares of Common Stock which represents approximately 5.3% of the 21,936,406 shares of Common Stock of the Issuer, estimated to be outstanding following the completion of the transactions contemplated by the FCB Merger Agreement and the BOW Merger Agreement, which is based upon (i) 2,969,418 shares of Common Stock estimated to be issued by the Issuer pursuant to the terms of the FCB Merger Agreement as reported by the Issuer in its Form 8-K filed with the SEC on July 1, 2020, plus (ii) 664,800 shares of Common Stock estimated to be issued by the Issuer pursuant to the terms of the BOW Merger Agreement as reported by the Issuer in its Form 8-K filed with the SEC on July 1, 2020, plus (iii) 18,302,188 shares of Common Stock reported outstanding as of June 30, 2020 by the Issuer in its Form 8-K filed with the SEC on July 23, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On July 23, 2020, the Reporting Person and the Issuer entered into the Settlement Agreement as defined and described in Item 4 above and attached as Exhibit I hereto.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit I:	Settlement Agreement, dated July 23, 2020 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on July 24, 2020)

Exhibit J:	Joint Press Release, dated July 23, 2020 (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on July 24, 2020)

CUSIP No. 14070T102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAYLON M. LAWRENCE, JR.

/s/ Jason West
Jason West, Attorney-in-Fact*

July 24, 2020
Date

* Pursuant to a power of attorney, dated as of October 13, 2017, which was filed as Exhibit F to Amendment No. 4.